Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2024 UNAUDITED FINANCIAL RESULTS

BEIJING, August 5, 2024 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter Highlights

•	Total revenues were US$172 million, up 13% year-over-year and 24% quarter-over-quarter.

•	Brand advertising revenues were US$20 million, down 17% year-over-year and up 24% quarter-over-quarter.

•	Online game revenues were US$147 million, up 24% year-over-year and 25% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$38 million, compared with a net loss of US$21 million in the second quarter of 2023 and a net loss of US$25 million in the first quarter of 2024.

•

Non-GAAP[1] net loss attributable to Sohu.com Limited was US$34 million, compared with a net loss of US$18 million in the second quarter of 2023 and a net loss of US$22 million in the first quarter of 2024.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the second quarter of 2024, we hit the high end of our prior guidance in brand advertising revenues while our online game revenues came in well above expectations. Our bottom-line performance was in line with our prior guidance. For Sohu Media and Sohu Video, leveraged by our increasingly integrated and sophisticated product matrix, we further promoted the generation and consumption of premium content, and vigorously boosted social interactions among users. Benefiting from our differentiated events and marketing campaigns, we were able to continually strengthen our brand influence and explore a diverse range of monetization opportunities. Online games performed well, with revenues exceeding our expectations.”

Second Quarter Financial Results

Revenues

Total revenues were US$172 million, up 13% year-over-year and 24% quarter-over-quarter.

Brand advertising revenues were US$20 million, down 17% year-over-year and up 24% quarter-over-quarter.

Online game revenues were US$147 million, up 24% year-over-year and 25% quarter-over-quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 67%, compared with 76% in the second quarter of 2023 and 77% in the first quarter of 2024.

Both GAAP and non-GAAP gross margin for the brand advertising business were 20%, compared with 30% in the second quarter of 2023 and 1% in the first quarter of 2024.

Both GAAP and non-GAAP gross margin for online games were 76%, compared with 87% in the second quarter of 2023 and 88% in the first quarter of 2024. The decreases were mainly due to a higher percentage revenue contribution from mobile games, which require higher revenue-sharing payments.

Operating Expenses

GAAP operating expenses were US$160 million, up 16% year-over-year and 20% quarter-over-quarter. Non-GAAP operating expenses were US$161 million, up 17% year-over-year and 20% quarter-over-quarter. The increases were mainly due to an increase in Changyou’s marketing and promotional spending for its online games.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Loss

GAAP operating loss was US$44 million, compared with an operating loss of US$23 million in the second quarter of 2023 and an operating loss of US$27 million in the first quarter of 2024.

Non-GAAP operating loss was US$45 million, compared with an operating loss of US$23 million in the second quarter of 2023 and an operating loss of US$27 million in the first quarter of 2024.

Income Tax Expense

GAAP income tax expense was US$9 million, compared with income tax expense of US$18 million in the second quarter of 2023 and income tax expense of US$14 million in the first quarter of 2024. Non-GAAP income tax expense was US$5 million, compared with income tax expense of US$15 million in the second quarter of 2023 and income tax expense of US$10 million in the first quarter of 2024.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$38 million, or a net loss of US$1.16 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$21 million in the second quarter of 2023 and a net loss of US$25 million in the first quarter of 2024.

Non-GAAP net loss attributable to Sohu.com Limited was US$34 million, or a net loss of US$1.05 per fully-diluted ADS, compared with a net loss of US$18 million in the second quarter of 2023 and a net loss of US$22 million in the first quarter of 2024.

Liquidity and Capital Resources

As of June 30, 2024, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.3 billion.

Supplementary Information for Changyou Results2

Second Quarter 2024 Operating Results

•

For PC games, total average monthly active user accounts[3] (MAU) were 2.2 million, an increase of 2% year-over-year and a decrease of 2% quarter-over-quarter. Total quarterly aggregate active paying accounts[4] (APA) were 0.9 million, a decrease of 3% year-over-year and 8% quarter-over-quarter. The quarter-over-quarter decrease in APA was mainly a result of fewer in-game promotional activities having been launched for TLBB PC during the second quarter.

•

For mobile games, total average MAU were 4.9 million, an increase of 273% year-over-year and 77% quarter-over-quarter. Total quarterly APA were 1.1 million, an increase of 299% year-over-year and 240% quarter-over-quarter. The year-over-year and quarter-over-quarter increases in MAU and APA were mainly from New Westward Journey, which was launched during the second quarter.

Second Quarter 2024 Unaudited Financial Results

Total revenues were US$148 million, an increase of 24% year-over-year and 25% quarter-over-quarter. Online game revenues were US$147 million, an increase of 24% year-over-year and 25% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 14% year-over-year and an increase of 1% quarter-over-quarter.

Both GAAP and non-GAAP gross profit were US$112 million, compared with US$103 million for the second quarter of 2023 and US$104 million for the first quarter of 2024.

GAAP operating expenses were US$80 million, an increase of 46% year-over-year and 62% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to an increase in marketing and promotional spending for online games.

Non-GAAP operating expenses were US$80 million, an increase of 49% year-over-year and 63% quarter-over-quarter.

[2]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[3]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Both GAAP and non-GAAP operating profit were US$32 million, compared with US$49 million for the second quarter of 2023 and US$55 million for the first quarter of 2024.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 2,347,332 ADSs for an aggregate cost of approximately US$26 million as of August 1, 2024.

Business Outlook

For the third quarter of 2024, Sohu estimates:

•	Brand advertising revenues to be between US$17 million and US$19 million; this implies an annual decrease of 14% to 23%, and a sequential decrease of 4% to 14%.

•	Online game revenues to be between US$104 million and US$114 million; this implies an annual decrease of 3% to 11%, and a sequential decrease of 22% to 29%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$30 million and US$40 million; and GAAP net loss attributable to Sohu.com Limited to be between US$34 million and US$44 million.

For the third quarter 2024 guidance, the Company has adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB7.17=US$1.00 for the third quarter of 2023, and RMB7.11=US$1.00 for the second quarter of 2024.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited, and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2023, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 5, 2024 (7:30 p.m. Beijing/Hong Kong time, August 5, 2024) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, Sohu Video App, the mobile news portal m.sohu.com, the PC portal www.sohu.com, and the online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Huang, Pu

Sohu.com Limited

Tel: +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

In the United States:

Ms. Bergkamp, Linda

Christensen

Tel: +1 (480) 614-3004

E-mail: linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2024	Mar. 31, 2024	Jun. 30, 2023
Revenues:
Brand advertising	$19,853	$16,070	$23,883
Online games	146,997	117,812	118,426
Others	5,483	5,508	9,781

Total revenues	172,333	139,390	152,090

Cost of revenues:
Brand advertising (includes share-based compensation expense of $1, $0, and $-21, respectively)	15,904	15,848	16,705
Online games (includes share-based compensation expense of $0, $0,and $18, respectively)	35,588	14,482	15,839
Others	4,974	2,389	4,477

Total cost of revenues	56,466	32,719	37,021

Gross profit	115,867	106,671	115,069
Operating expenses:
Product development (includes share-based compensation expense of $10, $3,and $179, respectively)	65,209	66,209	69,492
Sales and marketing (includes share-based compensation expense of $10, $4, and $-52, respectively)	83,936	54,806	57,153
General and administrative (includes share-based compensation expense of $-421, $77,and $134, respectively)	11,012	12,534	11,372

Total operating expenses	160,157	133,549	138,017

Operating loss	(44,290)	(26,878)	(22,948)
Other income, net	5,572	4,489	5,131
Interest income	9,561	11,358	11,041
Exchange difference	231	(19)	3,067

Loss before income tax expense	(28,926)	(11,050)	(3,709)
Income tax expense	8,731	13,924	17,747

Net loss	(37,657)	(24,974)	(21,456)

Less: Net loss attributable to the noncontrolling interest shareholders	—	—	(261)
Net loss attributable to Sohu.com Limited	(37,657)	(24,974)	(21,195)

Basic net loss per share/ADS attributable to Sohu.com Limited [5]	$(1.16)	$(0.76)	$(0.62)

Shares/ADSs used in computing basic net loss per share/ADS attributable to Sohu.com Limited	32,492	33,033	34,091

Diluted net loss per share/ADS attributable to Sohu.com Limited	$(1.16)	$(0.76)	$(0.62)

Shares/ADSs used in computing diluted net loss per share/ADS attributable to Sohu.com Limited	32,492	33,033	34,091

[5]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2024	As of Dec. 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$167,500	$362,504
Restricted cash	—	3,184
Short-term investments	799,105	597,770
Accounts receivable, net	75,101	71,618
Prepaid and other current assets	85,202	81,971

Total current assets	1,126,908	1,117,047

Fixed assets, net	261,199	269,058
Goodwill	47,071	47,163
Long-term investments, net	45,326	45,198
Intangible assets, net	8,484	2,226
Long-term time deposits	329,909	388,613
Other assets	12,751	12,793

Total assets	$1,831,648	$1,882,098

LIABILITIES
Current liabilities:
Accounts payable	$74,784	$44,609
Accrued liabilities	101,668	103,779
Receipts in advance and deferred revenue	47,319	50,829
Accrued salary and benefits	49,242	50,330
Taxes payables	10,255	11,363
Other short-term liabilities	78,051	81,482

Total current liabilities	$361,319	$342,392

Long-term other payables	2,808	3,924
Long-term tax liabilities	471,676	474,374
Other long-term liabilities	2,461	2,130

Total long-term liabilities	$476,945	$480,428

Total liabilities	$838,264	$822,820

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	993,062	1,058,956
Noncontrolling interest	322	322

Total shareholders’ equity	$993,384	$1,059,278

Total liabilities and shareholders’ equity	$1,831,648	$1,882,098

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2024					Three Months Ended Mar. 31, 2024					Three Months Ended Jun. 30, 2023
	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP
		1	(a	)			—	(a	)			(21)	(a	)

Brand advertising gross profit	$3,949	$1			$3,950	$222	$—			$222	$7,178	$(21)			$7,157

Brand advertising gross margin	20%				20%	1%				1%	30%				30%

		—	(a	)			—	(a	)			18	(a	)

Online games gross profit	$111,409	$—			$111,409	$103,330	$—			$103,330	$102,587	$18			$102,605

Online games gross margin	76%				76%	88%				88%	87%				87%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$509	$—			$509	$3,119	$—			$3,119	$5,304	$—			$5,304

Others gross margin	9%				9%	57%				57%	54%				54%

		1	(a	)			—	(a	)			(3)	(a	)

Gross profit	$115,867	$1			$115,868	$106,671	$—			$106,671	$115,069	$(3)			$115,066

Gross margin	67%				67%	77%				77%	76%				76%

Operating expenses	$160,157	$401	(a	)	$160,558	$133,549	$(84)	(a	)	$133,465	$138,017	$(261)	(a	)	$137,756

		(400)	(a	)			84	(a	)			258	(a	)

Operating loss	$(44,290)	$(400)			$(44,690)	$(26,878)	$84			$(26,794)	$(22,948)	$258			$(22,690)

Operating margin	-26%				-26%	-19%				-19%	-15%				-15%

Income tax expense	$8,731	$(3,764)	(c	)	$4,967	$13,924	$(3,691)	(c	)	$10,233	$17,747	$(3,061)	(c	)	$14,686

		(400)	(a	)			84	(a	)			258	(a	)
		131	(b	)			(398)	(b	)			—
		3,764	(c	)			3,691	(c	)			3,061	(c	)

Net loss before non-controlling interest	$(37,657)	$3,495			$(34,162)	$(24,974)	$3,377			$(21,597)	$(21,456)	$3,319			$(18,137)

		(400)	(a	)			84	(a	)			258	(a	)
		131	(b	)			(398)	(b	)			—
		3,764	(c	)			3,691	(c	)			3,061	(c	)

Net loss attributable to Sohu.com Limited for diluted net loss per share/ADS	$(37,657)	$3,495			$(34,162)	$(24,974)	3,377			(21,597)	$(21,195)	$3,319			$(17,876)

Diluted net loss per share/ADS attributable to Sohu.com Limited	$(1.16)				(1.05)	$(0.76)				(0.65)	$(0.62)				$(0.52)

Shares/ADSs used in computing diluted net loss per share/ADS attributable to Sohu.com Limited	32,492				32,492	33,033				33,033	34,091				34,091

Note:

(a)	To eliminate the impact of share-based awards.

(b)	To adjust for changes in the fair value of the Company’s investments.

(c)	To adjust for the effect of the Toll Charge.